CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

VYCOR MEDICAL, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Vycor Medical, Inc. held on May 24, 2010, the Directors approved the following resolution:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing ARTICLE FOURTH, Subparagraph (a) to read as follows:

(a) Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,510,000,000, of which 1,500,000,000 shares, par value of $0.0001 shall be designated as Common Stock ("Common Stock"), and 10,000,000 shares, par value of $0.0001, shall be designated as Preferred Stock ("Preferred Stock").

The effective date of this Amendment (“Effective Date”) shall be July 20, 2010.  From and after the Effective Date, the amount of capital represented by the Common Stock immediately after the Effective Date shall be the same as the amount of capital represented by such shares immediately prior to the Effective Date.

SECOND: That thereafter, pursuant to Delaware General Corporation Laws Section 228, a consent in writing, setting forth the action so taken, was signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 20th day of July, 2010.

/s/ Kenneth T. Coviello

By:__________________________

Authorized Officer

Title: President

Name: Kenneth T. Coviello